Filed by EQV Ventures Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EQV Ventures Acquisition Corp.

Commission File No.: 001-42207

Date: November 18, 2025

The following article was published by Fort Worth Inc. magazine on November 17, 2025.

t h e 38 fortworthinc.com | WINTER 2025 WINTER 2025 | fortworthinc.com 39 CONTRARIANS By John Henry Images by Richard W. Rodriguez In a consolidating industry, Fort Worth’s Presidio Petroleum is betting big on old wells, new tech, and the city’s legacy of independents.

tepping into the lobby of Presidio Petroleum’s down - S to w n Fort Worth office, a bookshelf immediately catches my attention. A title jumps out at me: — The Prize: The Epic Quest for Oil, Money & Power. “Have you heard of that book?” Will Ulrich, picking up on my distraction, says to me. “This is basically the whole history of the oil and gas space, essen - tially up until the shale revolution. Do you want it?” Perceiving my reluctance, he insists I take it, assuring me he has more copies. Once upon a time, Ulrich continues, he gave out Daniel Yergin’s epic narrative like candy on Hallow - een. The story — blending history, political drama, and biography — of the role oil played in shaping the modern world is clearly one he wants conveyed to any willing listeners. However, the reason I’m here at the company’s headquarters isn’t for a book club meeting. It’s to hear Presidio’s story, a tale it’s adding to the book on Fort Worth’s imprint in the oil industry. This chapter is probably best titled “The Contrarians.” In an era when many independents have been absorbed by larger producers or private equity firms, Presidio Petroleum represents something rare — a Fort Worth – based oil and gas company determined to grow by doing things differently. The company is positioning itself to become one of the only small - to - mid - cap public exploration and production firms with a distinctive model focused not on drilling but on disciplined operations and value creation. Rather than chase high - decline drilling programs, Presidio specializes in acquir - ing and optimizing mature, long - life wells others overlook — properties with predict - able production and decades of remaining potential — and applying a data - driven operational model to extract more value from those assets. The company has been successful. Founded in 2017, Presidio built its foot - print in the Western Anadarko Basin, spanning western Oklahoma and the Texas Panhandle. The company operates more than 3,000 maturing wells and expects to average 26,000 barrels of oil equivalent per day this year. Presidio is the second - largest operator in that area. “We’re firmly positioned on the yield side,” Ulrich says, rather than wildcatting and drilling new wells. “All the assets that we bought were all basically just focused on acquiring existing cashflow, cutting operating expenses, expanding margins, so we create more cash and then hand out divi - dends to investors. If you look at the world today, that was the contrarian view.” And now, as the company prepares to go public through a SPAC merger, its leaders see not only an opportunity to scale but also to restore Fort Worth’s standing as a center of energy innovation and independence. Presidio announced this summer a merger with EQV Ventures Acquisition Corp. (NYSE: EQV), a special purpose acquisition company, which will result in the formation of a new public entity, Presidio Production Company. It will list on the New York Stock Exchange under the ticker, appropriately enough, “FTW.” The public markets are where Presidio belongs, Ulrich says, even though the recent record of public oil companies has been something akin to the 1972 Texas Rangers. “As we think about where the long - term best place for our strategy to live, it's with the public markets because though we're starting now with almost 100% institutional investors, as we mature as a public com - pany, this is going to be owned by retail investors. “And, so, again, I say we’re contrarian because we've lost, like, 30% of public oil and gas companies over the last five years through mergers, consolidation, et cetera. There really haven't been many new ones to replace it, less than five. So, it's kind of continuing with that contrarian philosophy of we want to be where others aren’t. And in this case, it's the public markets.” The oil and gas industry is undergo - ing what analysts at Ernst & Young call a “seismic transformation,” driven by a surge in mergers and acquisitions that have reshaped the competitive landscape . According to EY’s latest benchmarking study, the number of top publicly traded exploration and production companies in the U.S. has shrunk from 50 to just 40, a “If you look around, there have been some nice kinds of financial successes, but there's been no kind of reboot of a desire to build a large - scale oil and gas organization in Fort Worth. And that's very much our i n t en t i o n . ” 40 fortworthinc.com | WINTER 2025 WINTER 2025 | fortworthinc.com 41 Presidio's business model relies on the guys in the field taking control of the rig operations, Chris Hammack says.

group now responsible for roughly 41% of national production. Deal activity soared to nearly $207 billion last year — up 331% from 2023 — fueled by megadeals exceeding $10 billion in value. EY analysts say the sector’s next chapter will favor companies that pair operational efficiency with capital discipline as they nav - igate shifting prices, tariffs, and geopoliti - cal pressures. Presidio plans to initiate a $1.35/ share annual divi - dend, representing an industry - leading 13.5% yield at $10.00/ share, supported by stable, hedged pro - duction and minimal capital reinvestment. With expected net production of 26,000 barrels of oil equivalent per day (Mboe/d) in 2025 across over 2,000 wells in Texas, Okla - homa, and Kansas, Presidio projects strong cash flows with just a 3% reinvestment rate. Presidio sees a rare opening in an industry where consolidation has left few independent players. They are clearly inspired by Fort Worth’s history of can - do oil - and - gas entrepre - neurs. The company’s first acquisitions in 2018 were backed by Morgan Stanley Energy Partners, followed by a major deal with APA Corp. (the parent of Apache) the next year. The entrepreneurs behind it are Ulrich, 42, and Chris Ham - mack, 50, who both serve as co - CEOs. Their divergent backgrounds would make fodder for comedians. One — Ulrich — is a Harvard graduate in economics who began his career in investment banking. The other is an Aggie with a degree in petroleum engineer - ing who grew up in Texas. Apache, Hammack says, was the com - pany’s growth multiplier. Presidio cut operating costs in the first year by about 60%. How? “It really comes down to focus,” says Hammack. “Their model is about drilling and growth; ours is about efficiency and operations. Could they do what we do? I'm going to argue there's no way they could do it as good as we do, but could they do it better than they did? Yes, but they shouldn't because they're focused on the big - picture stuff. We don’t have drilling or frack engi - neers. We just focus on one thing: making money at the field level.” The key to making money at the field level is empowering the guys there, both CEOs say. Ultimately, the guys on the ground are entrepreneurs. “We call them small businessmen,” Ulrich says. Says Hammack: “That’s the secret sauce. We do a lot of things at the corporate level on cost savings, but the ultimate goal, and the way that the business model kind of feeds on itself, is that you have to have the field guys take control of it.” The staff on - site is empowered to make the best economic decisions at the wells. “They see ’em every day,” says Hammack. “They know how to get the most out of ’em. What tools can we give you in Fort Worth to make your job easier so that you can operate your set of wells like a small business?” Many of the Apache holdovers celebrated their change in fortune, telling the Presidio guys, Hammack says, “This is great . This is what we used to do. This is what Apache used to do back in the ’80s, ’90s. This is what we were good at when Apache was great.” Before Apache went into development. From the start, Presidio’s founders recognized that run - ning leaner than their peers would require more than just good management. It would demand smarter systems. Off - the - shelf oilfield software, they found, was antiquated and incapable of supporting the kind of operational precision they envisioned. So, they built their own. “That was one of the early theses that we had — if we wanted to be able to go and do these cost cuts and also run this business with dramatically less overhead than others are doing it, we need to deploy technology and that's probably going to be proprietary technology,” Ulrich says. What began as investor - facing rhetoric in 2017 — the promise of custom technol - ogy underpinning a contrarian business model — has since become a daily modus operandi. Presidio’s engineers and field staff collaborate to design internal apps that streamline fieldwork, unify data, and elimi - nate inefficiencies . Now, having standardized and cleaned massive datasets inherited from prior operators, the company is layering artifi - cial intelligence and machine learning atop its system, turning field intelligence into predictive analytics and automated insights that guide operational decisions in real time. Ulrich and Hammack go back about 15 years. Hammack, who started his career at Union Pacific Resources, had been on the operating side of several private equity - backed ventures in Fort Worth. Ulrich was working in corporate development for Atlas Energy, which bought Hammack’s company, Titan, in 2012. Hammack and his partners basically became the management team for the reborn Atlas. The two went their separate ways but remained friends. “We just decided through our friendship that if the time ever came to do some - thing, it would probably be a lot of fun to do something together,” Hammack says. “The idea was, I mean, if you're going to start an oil and gas company, you had two people to run it: Harvard finance guy and an Aggie engineer. Kind of makes sense. “The opportunity presented itself. I was winding up a company, he was winding up a company in 2016. We just got together and said, ‘Hey, if we're going to do something, now is the right time.’ We were developers, too. That's what we did prior to forming Pre - sidio. But the idea was, ‘Listen, we've been in that game, we've seen the ups and the downs and the sideways and those kinds of things. If we wanted to do something differ - ent, what would it be?’” Ulrich and Hammack are, in a sense, descendants of the early oil pioneers chron - icled in The Prize. In the 1850s, Yale chemist Benjamin Silliman Jr. analyzed a strange “rock oil” for a pair of investors — New York lawyer George Bissell and New Haven banker James Townsend — who imagined that the dark liquid bubbling up in west - ern Pennsylvania could do more than cure headaches. When Silliman’s tests proved oil could be refined into a clean - burning fuel, their faith sparked the world’s first orga - nized petroleum company and ignited a new industry. Much like those early visionaries, Ulrich and Hammack saw value where others saw exhaustion — in mature wells overlooked by modern drillers. Fort Worth, too, has a great history in oil and gas. Presidio is also a descendant of the great Fort Worth inde - pendents, like Sid Richardson, Eddie Chiles’ Western Com - pany, and Bob Simpson’s XTO. In 1998, Jon Brumley co - founded Encore Acquisition Company with his son, Jonny. Their model was acquiring oil and gas properties with long - lived reserves. They, too, went public on the New York Stock Exchange in 2001, later selling to Denbury Resources in 2010. Hammack calls Brumley a mentor who “took me under his wing very early on through a lot of weird circumstances and kind of helped guide me in my career over the years. You think about how those guys started busi - nesses and how they've done things and been so successful.” Says Ulrich: “I think there's also an inte - gral tie into Fort Worth, which is, this was historically a very big oil and gas town. As a part of that consolidation we've been talking about, it's been shedding jobs and people leaving Fort Worth. If you look around, there have been some nice kinds of financial suc - cesses, but there's been no kind of reboot of a desire to build a large - scale oil and gas organization in Fort Worth . And that's very much our intention . ” “All the assets that we bought were all basically just focused on acquiring existing cashflow, cutting operating expenses, expanding margins, so we cre - ate more cash and then hand out dividends to investors. If you look at the world today, that was the contrarian view.” 42 fortworthinc.com | WINTER 2025 WINTER 2025 | fortworthinc.com 43 Will Ulrich, a Harvard graduate in economics, began his career in investment banking.

Forward-Looking Statements

This article includes “forward-looking statements.” These include any of EQV Ventures Acquisition Corp. (“EQV”), Presidio PubCo Inc. (“Presidio Production”) or Presidio Investment Holdings, LLC (“PIH”) or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio Production’s, PIH’s and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio Production after giving effect to the proposed business combination and expectations with respect to the future performance and the success of Presidio Production following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this article, and on the current expectations of Presidio Production’s, PIH’s and EQV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio Production, PIH and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Presidio Production or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio Production to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio Production; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio Production may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio Production’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio Production to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio Production resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) by Presidio Production and PIH on September 5, 2025. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio Production, PIH nor EQV presently know or that Presidio Production, PIH or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio Production’s, PIH’s and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio Production, PIH and EQV anticipate that subsequent events and developments will cause Presidio Production’s, PIH’s and EQV’s assessments to change. However, while Presidio Production, PIH and EQV may elect to update these forward-looking statements at some point in the future, Presidio Production, PIH and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio Production’s, PIH’s or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio Production, PIH, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this article contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this article includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, Presidio Production and PIH filed the Registration Statement with the SEC, which includes a prospectus with respect to Presidio Production’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio Production and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio Production, PIH, and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio Production upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this article is not incorporated by reference into, and is not a part of, this article.

Participants in the Solicitation

EQV, PIH, Presidio Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This article shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH or Presidio Production, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This article is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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